SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                        (Amendment No. 1)*

            Under the Securities Exchange Act of 1934

            PTI, INC. (f/k/a PHYSIO-TECHNOLOGY, INC.)
                         (Name of Issuer)

               Common Stock, no par value per share
                  (Title of Class of Securities)

                            719433104
                          (CUSIP Number)

                        Mr. John C. Castel
                      Castel Holdings, Inc.
                      6700 S.W. Topeka Blvd.
                     Forbes Field Bldg. 281-G
                         Topeka, KS 66619
                          (800) 255-3554
(Name, Address and Telephone Number of Persons Authorized to
              Receive Notices and Communications)

                         with copies to:

                       Howard H. Mick, Esq.
                   Stinson, Mag & Fizzell, P.C.
                     1201 Walnut, Suite 2800
                      Kansas City, MO 64106
                          (816)842-8600

                          June 26, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. ___

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO.    719433104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John C. Castel

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __     Not Applicable
          (b) __

3    SEC USE ONLY


4    SOURCE OF FUNDS

     PF and OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS __

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

                    7         SOLE VOTING POWER
   NUMBER OF                       19,661,169
    SHARES          8         SHARED VOTING POWER
 BENEFICIALLY                           0
   OWNED BY         9         SOLE DISPOSITIVE POWER
  REPORTING                        19,661,169
 PERSON WITH        10        SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,661,169

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __     Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.04%

14   TYPE OF REPORTING PERSON
          IN

                           SCHEDULE 13D

CUSIP NO.    719433104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Castel Holdings, Inc.
          742818116

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __   Not Applicable
          (b) __

3    SEC USE ONLY


4    SOURCE OF FUNDS

          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS __

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          KANSAS

                    7         SOLE VOTING POWER
   NUMBER OF                       19,661,169
    SHARES          8         SHARED VOTING POWER
 BENEFICIALLY                           0
   OWNED BY         9         SOLE DISPOSITIVE POWER
  REPORTING                        19,661,169
 PERSON WITH        10        SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,661,169

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __ Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.04%

14   TYPE OF REPORTING PERSON
          CO

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of PTI, Inc., a Kansas corporation (the "Issuer"), which has its principal executive offices at 6700 S.W. Topeka Boulevard, Forbes Field Building
281-G, Topeka, Kansas 66619.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended
          (the "Act"). It is filed in conformity with Rule 13d-1(f)(1) of the Act as a joint filing by John C. Castel, a natural person ("Mr. Castel"), and Castel Holdings, Inc., a Kansas corporation ("Castel Holdings").

     (b)  The business address of Mr. Castel is 6700 S.W. Topeka
          Boulevard, Forbes Field Building 281-G, Topeka, Kansas
          66619.

     (c)  Mr. Castel is a Senior Vice President of Accelerated
          Care Plus, LLC, a Delaware limited liability company.

     (d) During the last five years, neither Mr. Castel nor Castel Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Castel nor Castel Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

     (f) Mr. Castel is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     In the Schedule 13D of Castel Holdings and Mr. Castel, which was filed with the Securities and Exchange Commission (the "SEC") on April 14, 1997 (the "Schedule 13D"), Castel Holdings and Mr. Castel incorrectly reported the number shares of the Issuer's Common Stock distributed to Mr. Castel pursuant to a distribution to the stockholders of HC, Inc. ("HC") of all of the shares of Common Stock of the Issuer held by HC as 17,804,722 shares. The number of shares of the Issuer's Common Stock actually distributed to Mr. Castel as a result of such distribution was 17,572,443 shares.

     In the Schedule 13D, Castel Holdings and Mr. Castel also incorrectly reported the number of shares of the Issuer's Common Stock that Mr. Castel contributed to the capital of Castel Holdings as 18,403,133 shares, consisting of the 17,804,722 shares reported as distributed to him by HC, and 598,411 shares previously held by him. The number of shares of the Issuer's Common Stock that Mr. Castel actually contributed to the capital of Castel Holdings was 17,847,443 shares, consisting of the 17,572,443 shares actually distributed to him by HC, and 275,000 shares previously held by him.

     As a result, the Schedule 13D also incorrectly reported the number of shares of the Issuer's Common Stock over which Castel Holdings and Mr. Castel had sole voting power and sole dispostitive power, and which Castel Holdings and Mr. Castel beneficially owned as 19,847,251 shares. The number of shares of the Issuer's Common Stock over which Castel Holdings and Mr. Castel actually had sole voting power and sole dispositive power, and which Castel Holdings and Mr. Castel actually beneficially owned on April 14, 1997 was 19,461,169 shares of the Issuer's Common Stock, consisting of (i) the 17,847,443 shares contributed to the capital of Castel Holdings by Mr. Castel, (ii) the 999,000 shares of the Issuer's Common Stock purchased by Mr. Castel from Promatek Industries, Ltd. and then transferred to Castel Holdings, as reported in the Schedule 13D, and (iii) 614,726 shares of the Issuer's Common Stock contributed to the capital of Castel Holdings by Dawn Castel, Mr. Castel's wife. The 19,461,169 shares of the Issuer's Common Stock beneficially owned by Castel Holdings and Mr. Castel on April 14, 1997 represented 93.09% of the Issuer's 20,906,842 shares outstanding on that date.

     On June 26, 1997, Mr. Castel purchased 200,000 shares of the Common Stock of the Issuer from the Frank S. Sabatini IRA (the "Sabatini IRA") pursuant to a repurchase commitment made at the time of the sale of such shares for a purchase price of $50,000 plus an interest increment in the amount of $25,062.84 for the period from June 28, 1996 through June 18, 1997 at an effective rate of 13.25%, for a total purchase price equal to $75,062.84, paid in cash from Mr. Castel's personal funds. Also on June 26, 1997, Mr. Castel contributed the 200,000 shares of Common Stock purchased from the Sabatini IRA to the capital of Castel Holdings. The 200,000 shares of the Issuer's Common stock contributed to the capital of Castel Holdings were not contributed in exchange for any "funds or other consideration."

     After the completion of the transaction explained above, Mr. Castel no longer owned any Common Stock of the Issuer. However, Castel Holdings currently owns 19,661,169 shares of the Common Stock of the Issuer and Mr. Castel is the sole stockholder and the sole director of Castel Holdings. Therefore, Mr. Castel is deemed to beneficially own the Common Stock of the Issuer owned by Castel Holdings.

Item 4.  Purpose of Transaction.

     The 200,000 shares of Common Stock acquired by Mr. Castel from the Sabatini IRA were acquired as a result of the exercise, on June 28, 1996, by the Sabatini IRA of a put option granted to the Sabatini IRA by Mr. Castel on May 18, 1994.

     The 200,000 shares of Common Stock that Mr. Castel transferred to Castel Holdings in exchange for a note were transferred because Mr. Castel desired that such shares be held by a corporation wholly owned by him. Castel Holdings, as the new parent company of the Issuer, is now in a position to acquire the assets of the Issuer and sell them to a third party, as explained below.

     Castel Holdings currently intends to acquire the remaining assets of the Issuer pursuant to K.S.A. Section 17-6703, the Kansas short-form merger statute and then sell such assets to the Buyer in exchange for reimbursement for certain liabilities. The Issuer's assets consist primarily of approximately $150,000.00 in accounts receivable and it had a negative net worth of $495,768.00 on December 31, 1996. It is estimated that the Issuer's stockholders will receive approximately one to two cents per share as a result of the merger discussed above. Prior to any actions being taken with respect to the merger discussed above, the Issuer intends to file a Schedule 13e-3 Transaction Statement with the Securities and Exchange Commission. The
Schedule 13e-3 Transaction Statement will contain audited financial statements and further information regarding the operations of the Issuer and recent transactions.

Item 5.  Interest in Securities of the Issuer.

     (a) As of July 10, 1997, Castel Holdings held and beneficially owned 19,661,169 shares of Common Stock, which represented approximately 94.04% of the 20,906,842 shares of Common Stock then outstanding. As of July 10, 1997, Mr. Castel beneficially owned a total of 19,661,169 shares of Common Stock, which represented approximately 94.04% of the 20,906,842 shares of Common Stock then outstanding.

     (b) As of July 10, 1997, Mr. Castel's and Castel Holdings' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:

                    Voting                   Disposition

COMMON STOCK           Sole        Shared       Sole      Shared

Mr. Castel          19,661,169        0      19,661,169       0

Castel Holdings     19,661,169        0      19,661,169       0

     (c)  See Items 3 and 4 above.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

               None.


Item 7.   Material to Be Filed as Exhibits.

          The following material is filed as an Exhibit to this
Schedule 13D:

               None.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 1997.

                                    /s/ John C. Castel
                                   John C. Castel


                                   CASTEL HOLDINGS, INC.

                                   By: /s/ John C. Castel
                                      Name:  John C. Castel
                                      Title: President